Dear Mr. Patrick Gilmore,
Please find attached the response to the comments sent on August 21, 2007.

A): Response to Comment on Form 10-KSB for the Year  Ended
December 31, 2006
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       1   Item 3: Controls and Procedure, Page 17
The paragraph corrected to reflect the current period of filing which is as of the end of December 31, 2006.

       2 Updated the information required pursuant to Rule 13a-15(e) of the exchange act.

B: Report of Independent Public Accounting Firm, page 2
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3  Pursuant to AU 561.06, the information regarding
"reclassification" of certain items in the financial statement for the period ended December 31, 2005 has been added to the audit report as amended.

4..On March 10, 2007, the Majority Shareholder voted to approve and ratify the appointment of Pollard-Kelly Auditing Services, Inc., as our Independent registered public accounting firm for the fiscal year ended December 31,2006. (Please see form 8k filed on March 18, 2007 and Definitive Information Statement filed on
Schedule 14 C on March 6, 2007). An amended form 8k which incorporates Item 4.01 has been filed.

C: Statement of Operations, page 4
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5.  This item has been amended to reflect loss per share for the period ended December 31, 2005.

D: Note 17: Joint Venture in the Middle East , page 9
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      6. The Company currently do business in the following Middle
      Eastern Countries thru independent consultants or local business entities.
                   Israel
                   Saudi Arabia
                   Jordan
                   UAE-Dubai (planned  in future)

E:Certification in Exhibit 31.1
-------------------------------
Certification revised to remove "annual" and "quarterly" from the filing pursuant to item 601(b) 31 of Regulation S-B.

Furthermore, the Company is responsible for the adequacy and accuracy of the disclosure in the filings and will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings.

Respectfully submitted


/s/ Anthony C. Dike
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Chairman and CEO